FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of June 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

                         S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

CORPORATE OFFICE 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 800-828-1488 E-MAIL: samex@telus.net TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 6-03

          June 30, 2003

CONVERTIBLE NOTE/WARRANT AMENDMENTS

Subject to regulatory acceptance, SAMEX has agreed to amend the terms of an outstanding $200,000 CDN Convertible Note (dated July 31, 1998) as follows: the term of the Convertible Note will be extended for one year to July 31, 2004, the conversion term will also be extended one year to June 30, 2004, and the conversion price will be amended to $0.30 per unit.  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for one year from the date the Convertible Note is converted.  The interest accruing to July 31, 2003, the original maturity date, (approximately $107,725) will be paid to the holder on or before July 31, 2003.

During the one year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2004 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.  If the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option of converting the Convertible Note into Note Units.

SAMEX has also agreed to extend the term of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which has been extended to June 30, 2004.

“Jeffrey P. Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X           M   I   N   I   N   G          C  O  R  P.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  July 7, 2003